UNITED STATES
               Securities and Exchange Commission
                    Washington, D.C.  20549

                          FORM 12b-25

                  NOTIFICATION OF LATE FILING

(Check One):   x Form 10-K   Form 11-K   Form 20-F   Form 10-Q    Form N-SAR

        For Period Ending:         March 31, 1998

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

ADM Tronics Unlimited, Inc.
Full Name of Registrant

Former Name if Applicable

224-S Pegasus Avenue
Address of Principal Executive Officer (Street and Number)

Northvale, New Jersey     07647
City, State and Zip Code


PART II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule
12b-25(b), the following should be completed (Check box if appropriate).

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
     (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, or N-SAR or portion thereof, could not be filed within the prescribed time period.

The report cannot be so filed because the Registrant had completed an acquisition prior to the fiscal year end and additional time and effort was needed to consolidate the new operation into the Registrant's operations and financial accounting systems.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

    Jon Reisman                   561                     361-9300
      (Name)                    (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d)
    of the Securities Exchange Act of 1934 or Section 30 of the
    Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no identify report(s).
                                                               x Yes   No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               x Yes   No
    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that the Registrant had an operating loss in excess of a half million dollars for the fiscal year ended March 31, 1998. The principal reason in the change of operating results from the last fiscal year was related to certain costs and chargeoffs in connection with the arbitration proceeding as detailed in the Registrant's 10-KSB of March 31, 1997. This includes increased professional fees and several year-end chargeoffs related to the arbitration proceeding. Additionally, a significant customer of the Company's medical electronic product, also named in the arbitration, advised the Company of its intent to delay additonal purchases until such time as the arbitration is consumated.


                 ADM Tronics Unliminted, Inc.
       (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June 30, 1998       By: Andre` DiMino, Executive Vice President